
07004332

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-1402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. E. Allison & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 E. Basse, 2nd Floor
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
202 SECTION

San Antonio (City) Texas (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)


PROCESSED

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. E. Allison, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E. Allison & Co., Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


PATRICIA A PARKS
Notary Public, State of Texas
My Commission Expires
December 16, 2010

M. E. Allison Jr.
Signature

President
Title

Patricia A. Parks
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M. E. ALLISON & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

M. E. ALLISON & CO., INC.

CONTENTS


C&F Co.

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
M. E. Allison & Co., Inc.

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. E. Allison & Co., Inc., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

M. E. ALLISON & CO., INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash		$ 145,059
Certificates of Deposit		449,933
Money market mutual funds		325,469
Deposit with broker-dealer		122,479
Other receivables		25,187
Bond inventory		49,653
Limited partnership interests		91,196
Property and equipment - at cost		
Furniture and fixtures	$ 441,355	
Automobiles	39,002	
Leasehold improvements	36,342	
Total property and equipment	516,699	
Less: Accumulated depreciation and amortization	(465,096)	51,603
Other assets		21,942
		$ 1,282,521

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 76,992
Payable to broker-dealer	49,653
	126,645
Stockholders' Equity:	
Common stock, par value $100; 385 shares issued and outstanding; 500 shares authorized	38,500
Additional paid-in capital	3,850
Retained earnings	1,113,526
Total stockholders' equity	1,155,876
	$ 1,282,521

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Income
For the Year Ended December 31, 2006

Revenues:	
Financial advisory fees	$ 302,572
Commissions	147,543
Joint accounts	302,993
Interest and dividends	42,676
Revenue from sale of investment company shares	102,232
Gain on sale of property	29,835
Other	156,475
Total revenues	1,084,326
Expenses:	
Employee compensation including commissions	770,227
Clearing expense	23,717
Occupancy and equipment	85,863
Interest expense	3,516
Other expenses	277,245
Total expenses	1,160,568
Loss before income taxes	(76,242)
Provision (benefit) for income taxes	--
Net loss	$ (76,242)

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances, December 31, 2005	385	$ 38,500	$ 3,850	$ 1,189,768	$ 1,232,118
Net loss				(76,242)	(76,242)
Balances, December 31, 2006	385	$ 38,500	$ 3,850	$ 1,113,526	$ 1,155,876

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$	--
Increases		--
Decreases		--
Balance at December 31, 2006	$	--

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (76,242)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation and amortization	8,608
Increase in limited partnership interests	(20,346)
Changes in assets and liabilities:	
Increase in payables to broker/dealers	49,653
Increase in receivables	(24,361)
Increase in deposit with broker-dealer	(107)
Increase in other assets	(17,247)
Decrease in accounts payable and accrued expenses	(54,019)
Decrease in bond inventory	51,984
Decrease in securities owned, readily marketable	72,280
Net cash provided (used) by operating activities	(9,797)
Cash flows from investing activities	
Equipment purchases	(5,752)
Net sale of money market mutual funds	296,739
Purchase of certificate of deposit	(204,933)
Net cash provided (used) by investing activities	86,054
Net increase in cash	76,257
Cash at beginning of year	68,802
Cash at end of year	$ 145,059
Supplemental Schedule of Cash Flow Information	
Cash paid for income taxes	$ --
Cash paid for interest	$ 3,516

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Notes to Financial Statements
December 31, 2006

Note 1 - Accounting Policies Followed by the Company

M.E. Allison & Co., Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company predominately deals in the purchase and sale of municipal bonds and provides financial advisory services to municipalities.

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded on a settlement-date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities owned, not readily marketable, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The Company also is the general partner of certain limited partnerships that are invested in real estate (land). The partnerships are accounted for on the equity method.

Furniture, fixtures and automobiles are depreciated using accelerated methods over estimated useful lives of 5 to 7 years. Leasehold improvements are amortized using the straight line method over an estimated useful life of 39 years.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. These basis differences are primarily related to unrealized gains on investment securities which have not been recognized for income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 1 - Accounting Policies Followed by the Company, continued

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $977,013 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The components of deferred tax assets and liabilities are as follows:

Deferred tax assets	$ 235,725
Valuation allowance	(235,725)
	$ -0-

The tax benefit from the net operating loss carryforwards of $612,272 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

Note 4 - Income Taxes, continued

	Deferred Tax Asset December 31, 2005	Current Period Changes	Deferred Tax Asset December 31, 2006
Federal	$ 200,700	$ 35,025	$ 235,725
Valuation allowance	(200,700)	(35,025)	(235,725
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Deferred tax assets are related to net operating loss and non deductible charitable contribution carryforwards.

Net operating loss and non deductible charitable contribution carryforwards expire as follows:

Year Ending December 31,	Non Deductible Charitable Contribution Carryforwards	Net Operating Losses
2010	$ 96,335	
2011	2,100	
2018		$ 36,203
2019		161,549
2020		110,679
2021		131,119
2022		14,062
2026		60,225
	$ 98,435	$ 513,837

Note 5 - Commitment and Contingencies

The Company has an operating lease for office space owned by an officer of the Company. The lease provides for 1 option to renew for 5 years. The following is a schedule by years of minimum rental payments under the lease agreement:

Year Ending December 31,	Amount
2007	$ 38,500

Note 5 - Commitment and Contingencies, continued

Rent expense under operating leases was $77,255 and sublease income was $2,000 during 2006.

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potential indemnification loss at December 31, 2006.

Note 6 - Concentrations

The Company's customer base is primarily located throughout Texas. Deposit with broker-dealer is with the Company's clearing broker-dealer that is located in Dallas, Texas. Cash and certificates of deposit with one bank exceeded federally insured limits at December 31, 2006 and throughout the year then ended.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2006

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,155,876
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Other receivables	5,941	
Limited partnership interests	91,196	
Property and equipment, net	51,603	
Other assets	21,942	(170,982)
Net capital before haircuts on securities positions		984,894
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual fund	6,509	
Certificates of Deposit	625	
Bond Investments	747	(7,881)
Net capital		$ 977,013

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 76,992
Payable to broker-dealer	49,653
Total aggregate indebtedness	$ 126,645

Schedule I (continued)

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 8,447
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 250,000
Net capital in excess of minimum required	$ 727,013
Excess net capital at 1000%	$ 964,348
Ratio: Aggregate indebtedness to net capital	.13 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
M. E. Allison & Co., Inc.

In planning and performing our audit of the financial statements and supplemental information of M. E. Allison & Co., Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 26, 2007

END